Calculation of Filing Fee Tables

SC TO-I

(Form Type)

iDirect Multi-Strategy Fund, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$7,682,741	$138.10	$1,060.99
Fees Previously Paid	-		-
$7,682,741	$7,682,741
Total Fees Due for Filing			$1,060.99
Total Fees Previously Paid			-
Total Fee Offsets			-
Net Fee Due			$1,060.99